Exhibit 99.1

PRESIDENT’S MESSAGE

Strong operating performance in the second quarter was overshadowed by a planned maintenance outage on our pulp mill, a 9% hydroelectricity rate increase, a stronger Canadian dollar and lower transaction prices for pulp and paper. The recovery boiler and kamyr digester outage at our Crofton pulp mill had a total cost and production impact of approximately $10.0 million, while the hydro rate increase, effective April 1, added approximately $1.0 million per month to our operating costs.

Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) were $7.1 million compared to $25.7 million in Q1 2014. We generated negative free cash flow of $8.6 million in the second quarter, bringing our free cash flow for the year to date to positive $3.0 million. Adjusted EBITDA and free cash flow improved significantly from the second quarter of last year and exceeded results for Q2 2013 by $7.7 million and $10.7 million respectively.

Revenues for the quarter of $283.5 million were up 3.5% from the previous quarter, partly due to increased paper sales from the delivery of shipments delayed by the Q1 container truck driver strike in Port Metro Vancouver.

Introduction of the BC Hydro Power Smart Program is an important step towards mitigating the impact of announced energy cost rate increases. The Power Smart Program provides a three-year funding injection of $100 million aimed at improving the energy efficiency of thermal-mechanical pulp facilities in British Columbia, with $45 million allocated to Catalyst Paper. The program will benefit our three mills by covering 75% of the required capital investment on projects to more efficiently harness energy and reduce energy waste. The first project at our Powell River mill is in the advanced stages of planning, has an expected cost of $25 million of which 75% will be covered by Power Smart funding, and will reduce our annual energy costs by approximately $5 million.

OPERATIONAL EXCELLENCE

We remain focussed on achieving operational excellence in the key areas within our control: safety, productivity and cost.

Safety:

We achieved our best ever safety performance in the quarter with a lost time incident frequency of 0.80 and a medical incident rate of 1.59. We’re making significant progress in our pursuit of an injury free work environment.

Productivity:

We achieved a new record in paper productivity this quarter with paper production 3.5% higher than average production in 2013 and 2% higher than the first quarter of 2014. We completed two major debottlenecking initiatives on our pulp mill during the planned maintenance outage. These initiatives were identified as key to optimizing future pulp production and we’re already seeing the results in our daily pulp production volumes subsequent to the shut. As pulp is currently our highest contribution margin business an improved production rate contributes substantially to our bottom line.

Technology:

Our new manufacturing execution system (MES) went live at the Powell River mill in the quarter. This is the second implementation of the MES as it was implemented at the Port Alberni mill in 2013. By interfacing with our other manufacturing and enterprise resource planning systems, the MES will help optimize our manufacturing, packaging and inventory management practices.

MARKET CONDITIONS

North American demand for our paper grades remain challenged in the second quarter of 2014, showing continued declines from the first quarter. Benchmark prices for our coated and uncoated paper declined while remaining flat for directory and newsprint.

NBSK pulp prices for China decreased by 3.1% due to short-term destocking this quarter. Softwood pulp prices have stabilized and are expected to continue to trade in a narrow range.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ PRESIDENT’S MESSAGE	1

OUTLOOK

We have a maintenance-heavy third quarter ahead of us with a total mill outage in Powell River and boiler shuts at all three mills. The related product mix impact should be favourable compared to the second quarter, with the Powell River total mill outage impacting production of specialty paper, our lowest contribution margin product, while the production impact of the recovery boiler outage in the second quarter impacted pulp, our highest contribution margin product.

Our program to identify and implement opportunities for improvement is on track to realize significant benefits in 2014 and beyond. The Power Smart Program will result in improved energy efficiency of our three mills and other thermal-mechanical pulping facilities in British Columbia. We are encouraged by this progress and will continue our discussions with key stakeholders on a suite of potential initiatives to further mitigate the impact of energy rate escalation.

Joe Nemeth
President and Chief Executive Officer

July 23, 2014

CATALYST PAPER 2014 SECOND QUARTER REPORT │ PRESIDENT’S MESSAGE	2

MANAGEMENT’S DISCUSSION AND ANALYSIS		4
1.	OVERVIEW AND HIGHLIGHTS	6
2.	SEGMENTED RESULTS	13
3.	LIQUIDITY AND CAPITAL RESOURCES	19
4.	CONTINGENT LIABILITIES	21
5.	SUMMARY OF QUARTERLY RESULTS	22
6.	NON-GAAP MEASURES	22
7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	25
8.	CHANGES IN ACCOUNTING POLICIES	26
9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	26
10.	RISKS AND UNCERTAINTIES	26
11.	SENSITIVITY ANALYSIS	27
12.	OUTLOOK	27
13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	28

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2014 and June 30, 2013 and our audited annual consolidated financial statements for the year ended December 31, 2013 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of July 29, 2014 which is the date of filing in conjunction with our press release announcing our results for the second quarter of 2014. Disclosure contained in this document is current to July 29, 2014 unless otherwise stated.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;
•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:
–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
–	Our ability to successfully obtain cost savings from our cost reduction initiatives;
–	Our ability to implement business strategies and pursue opportunities;
–	Expected cost of goods sold;
–	Expected component supply costs and constraints;
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;
–	Market conditions and demand for our products (including declines in advertising and circulation);
–	The implementation of trade restrictions in jurisdictions where our products are marketed;
–	Fluctuations in foreign exchange or interest rates;
–	Raw material prices (including wood fibre, chemicals and energy);
–	The effect of, or change in, environmental and other governmental regulations;
–	Uncertainty relating to labour relations;
–	The availability of qualified personnel;
–	Legal proceedings;
–	The effects of competition from domestic and foreign producers;
–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	5

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) located in Crofton, Port Alberni, and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 6 to 7 of our 2013 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2014 Capacity by Mill Location and Product Line [1]
		Specialty printing papers [1]			Newsprint [1]	Pulp [2]	Total
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	–	–	–	349,000	355,000	704,000
Port Alberni, B.C.	2	–	224,000	116,000	–	–	340,000
Powell River, B.C.	3	469,000	–	–	–	–	469,000
Total capacity (tonnes)	7	469,000	224,000	116,000	349,000	355,000	1,513,000
% of total capacity		31%	15%	8%	23%	23%	100%
1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 393,000 tonnes, of which 355,000 tonnes are designated as market pulp with the remainder 38,000 tonnes being consumed internally.
3	No. 1 paper machine at Crofton remains indefinitely curtailed.

SECOND QUARTER OVERVIEW

Business Overview

Operating results for the second quarter were negatively impacted by a planned maintenance outage on Crofton’s recovery boiler and kamyr digester, higher power costs due to a hydroelectricity rate increase, the negative impact of a stronger Canadian dollar and transaction prices trending lower for pulp and all paper grades. This was partially offset by increased paper sales due in part to the delivery of shipments delayed by the Q1 container truck driver strike in Port Metro Vancouver.

We achieved improved productivity in the quarter with paper production of 274.2 thousand tonnes exceeding average quarterly paper production for 2013 by 3.5% and Q2 2013 production by 3.9%. Manufacturing costs were higher mostly due to increased electric power, chemicals, and maintenance costs.

The planned maintenance outage had a total cost impact of approximately $10 million including incremental maintenance and related costs and the lost contribution margin impact of ten thousand tonnes reduced pulp production. We lost approximately four thousand tonnes more than expected due to additional work to debottleneck the pulp mill and related to certain start-up issues.

Financial Performance

We recorded a net loss of $6.3 million and a net loss before specific items of $13.6 million in Q2. This compared to a net loss of $3.8 million and net earnings before specific items of $6.5 million, respectively, in Q1. Significant specific items in Q2 included a net loss on the settlement of debt, a foreign exchange gain on the translation of U.S. dollar denominated debt, and a gain on the sale of poplar plantation land. Significant specific items in the prior quarter included a net gain on the repurchase of debt and a foreign exchange loss on the translation of U.S. dollar denominated debt.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	6

Adjusted EBITDA and adjusted EBITDA before restructuring costs was $7.1 million in Q2 compared to adjusted EBITDA and adjusted EBITDA before restructuring costs of $25.7 million in Q1. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

	2014			2013
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$557.4	$283.5	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)	10.9	(3.9)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization	21.9	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA [1]	32.8	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
– before restructuring costs [1]	32.8	7.1	25.7	47.3	20.2	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(10.1)	(6.3)	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
– before specific items [1]	(7.1)	(13.6)	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Adjusted EBITDA margin [1]	5.9%	2.5%	9.4%	4.4%	7.0%	6.1%	(0.2%)	4.5%
– before restructuring costs [1]	5.9%	2.5%	9.4%	4.5%	7.4%	6.1%	(0.2%)	4.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations	$(0.70)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
– basic and diluted from discontinued operations	–	–	–	0.21	–	–	–	0.21
– before specific items [1]	(0.49)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)
(In thousands of tonnes)
Sales	692.2	356.5	335.7	1,373.3	346.5	350.6	346.6	329.6
Production	702.5	349.7	352.8	1,382.6	350.2	357.6	338.5	336.3

1	Refer to section 6, Non-GAAP measures.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Market Overview

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the second quarter of 2014. North American demand for our paper grades decreased from the second quarter of 2013 and inventory levels rose from Q1. Demand declined for all paper grades except for uncoated paper. Reduced demand and rising inventories resulted in weaker operating rates, with benchmark prices declining for coated and uncoated paper and remaining flat for directory and newsprint in the quarter.

NBSK pulp shipments remained flat compared to the second quarter of 2013. Pulp benchmark prices for China declined in the second quarter of 2014.

Introduction of BC Hydro Power Smart Program

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provides a funding injection of $100 million over three years with $45 million allocated to Catalyst Paper. The program is aimed at reducing the energy intensity and improving the energy efficiency of the thermal-mechanical pulping process at seven pulp facilities in British Columbia.

The Power Smart Program will benefit our three mills located in Crofton, Port Alberni and Powell River by providing funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste. The first project, already in the advanced stages of planning at our Powell River mill, will utilize waste steam to reduce our electrical load on the BC Hydro system. The project has an expected capital cost in excess of $25 million of which Power Smart funding will cover 75% and will reduce annual energy cost by an estimated $5 million.

Redemption of Floating Rate Senior Secured Notes and Reduction of Secured Debt

On April 19, 2014, we used the proceeds of the $20.0 million Term Loan entered into on March 20, 2014 to redeem the US$19.4 million outstanding balance on the Floating Rate Senior Secured Notes due 2016 (Floating Rate Notes). On April 1, 2014, we repurchased US$5.0 million of our PIK Toggle Senior Secured Notes due 2017 (2017 Notes) on the open market.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Application to Appeal Sales Tax Ruling Granted

On May 15, 2014, the British Columbia Court of Appeal granted the Province of British Columbia’s (the Province) application for leave to appeal the Supreme Court of British Columbia’s ruling on January 28, 2014. The Supreme Court of British Columbia ruled in favour of Catalyst Paper in our action against the Province involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. (PREI) in 2001 through 2010. The appeal process may delay the receipt of a sales tax refund estimated at $5.8 million including interest.

Changes to Board of Directors

On July 8, 2014, Pierre A. Raymond was appointed to the Board of Directors.

Settlement Agreement entered into with PACE Industry Union-Management Pension Fund

On July 18, 2014, we entered into a settlement agreement with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment scheduled to be made within 10 days of the date of the settlement agreement and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In 2012, a withdrawal liability of US$11.7 million was recognized as a result of the closure of the Snowflake mill.

STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 12 to 18 of our 2013 Annual Report.

2014 Key Objectives

The following is an update on our second quarter progress towards our 2014 key objectives:

Social:

•	Safety: 20% reduction in medical incidents (MIs) and lost time incidents (LTIs) vs. 2013, with the long term goal of achieving top quartile performance (MIR < 1.0)
–	We achieved our best ever safety performance in the quarter. LTI frequency of 0.80 improved 45% compared to the prior year. MIR of 1.59 was 59% lower than the prior year.
•	Establish Catalyst as an employer of choice and develop best in class employee recruitment and retention programs
–	Continued success in attracting talent to all areas of the company. During the quarter several key leadership roles were successfully recruited for including a new General Manager at our Port Alberni division and a Paper Production manager at our Powell River division.
–	Hired 57 employees during the quarter (106 year-to-date) to fill key vacancies and to manage pending retirements. We have recruitment, hiring, and training programs in place to manage the significant impact attrition continues to have on staffing at our operations due to the age demographics of our people.

Financial:

•	Deliver cash flow positive results in 2014
–	Free cash flow for the quarter was negative $8.6 million. Liquidity decreased by $37.5 million from the prior quarter due to a lower borrowing base, redemption of the Floating Rate Notes and buyback of 2017 Notes, the impact of the maintenance shut on the recovery boiler, and a scheduled interest payment.
–	Capital expenditures in the current quarter of $4.7 million were primarily invested in maintenance of business.
•	Reduce interest cost and debt levels
–	Reduced debt level by US$1.4 million and annual interest by US$1.4 million by entering into Term Loan and redeeming Floating Rate Notes.
–	Reduced debt level by US$14.5 million and annual interest by US$1.6 million through repurchase of 2017 Notes.
CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Mitigate the impact of energy cost rate increases

–	The Ministry of Energy and Mines and BC Hydro have introduced a $100 million Power Smart Program after several months of open dialogue between key stakeholders.
–	We will utilize the funding available under the Power Smart Program to cover 75% of the required capital investment on projects that will improve our energy efficiency. This will partly mitigate the impact of announced energy cost rate increases.
•	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews
–	Completed two major debottlenecking initiatives on the pulp mill to improve the productivity of our pulp operations.
–	Continuing to drive a formal program to identify, analyze and implement opportunities for operational improvement. To date, more than 790 potential opportunities have been identified, and we are on track to realize significant benefits in key operating areas including productivity, energy consumption, and fibre yield.
–	Our focus on streamlining Catalyst’s organizational structure has resulted in a reduction in the annualized run-rate of selling, general and administrative costs of $3.5 million.
–	Achieved improved productivity for our paper operations in the quarter compared to average production volumes in the prior year.

Commercial:

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia
–	Sales efforts continue to penetrate freight logical markets in South and Central America with more favourable business conditions.
–	We are exploring creative loading and shipping options to reach these markets more cost effectively.
•	Continue growth of new value added paper products (Marathon Lite and Ascent as the top two priorities)
–	We continue to push lighter weights in all product lines, from our well established machine finished grades Electrabrite and Electracal to our 40-gram Marathon Lite newsprint.
–	Customers save money with no loss in print fidelity or runnability.
–	Several new trials are in place in South America and Asia with lighter weight products.
•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West
–	We recently launched a new 70-pound Ascent coated grade. This weight gives magazine publishers the option of sourcing both the cover stock and inside pages from Catalyst to ensure optimal quality.
–	Our diverse paper grade offering from Marathon newsprint at the low end to Ascent coated paper at the high end makes Catalyst the Western supplier of choice for printers and publishers that require a one stop solution.
–	Catalyst remains a leader in the western retail and insert advertising sector with its wide product portfolio.

Environmental:

•	Work with community stakeholders to identify and implement solutions to local problems
–	Participated in community meetings and discussions to manage current drought conditions in the Cowichan Valley resulting in a unanimous decision to reduce Cowichan River flow.
–	Working cooperatively with Halalt First Nation to understand the band’s challenges and opportunities in the local community.
–	Actively assessing municipal wastewater co-treatment at our Powell River mill which would help the city avoid expensive duplication of sewerage infrastructure.
•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Completion of the Carbon Disclosure Reporting surveys of Catalyst GHG emissions, Fibre use and Water use as well as reporting through GreenBlue’s Environmental Paper Assessment Tool (www.epat.org).

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	10

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q2 2014 vs. Q1 2014

Sales revenues increased by 3.5% as a result of increased sales volumes for newsprint, uncoated and directory, partially offset by the negative impact of a stronger Canadian dollar, lower transaction prices for all paper grades and pulp, and lower sales volumes for lightweight coated and pulp. Increased paper sales were partly due to the resolution of the container truck driver strike in Port Metro Vancouver.

Q2 2014 vs. Q2 2013

Sales revenues increased by 7.6% as a result of the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint, uncoated and pulp, and higher average transaction prices for pulp, partially offset by lower transaction prices for all paper grades and lower sales volumes for lightweight coated and directory.

2014 YTD vs. 2013 YTD

Sales revenues increased by 9.2% as a result of the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint, uncoated and pulp, and higher average transaction prices for pulp, partially offset by lower transaction prices for all paper grades and lower sales volumes for lightweight coated and directory.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of Canadian dollars)	Q1 2014	Q2 2013	2013 YTD
Adjusted EBITDA in comparative period [1]	$25.7	$(0.6)	$10.6
Restructuring costs	–	0.1	0.1
Adjusted EBITDA before restructuring costs in comparative period [1]	25.7	(0.5)	10.7
Paper prices	(2.8)	(5.7)	(11.3)
Pulp prices	(0.3)	4.9	13.1
Impact of Canadian dollar	(3.2)	10.6	26.4
Volume and mix	(2.7)	3.9	11.2
Furnish mix and costs	1.5	(3.5)	(9.4)
Power and fuel costs	(1.9)	(2.7)	(5.6)
Labour costs	(1.2)	(1.8)	(3.3)
Maintenance costs	(4.5)	3.4	7.5
Selling, general and administrative	0.2	1.2	1.5
Lower of cost or market impact on inventory, net of inventory change	(1.1)	(0.5)	(1.5)
De-recognition of interest in PREI	–	–	(4.3)
Power generation	(3.1)	0.1	0.9
Other, net	0.5	(2.3)	(3.1)
Adjusted EBITDA before restructuring costs in Q2 2014 [1]	7.1	7.1	32.8
Restructuring costs	-	-	-
Adjusted EBITDA in Q2 and YTD 2014 [1]	$7.1	$7.1	$32.8
1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q2 2014 vs. Q1 2014

Operating earnings decreased by $18.7 million due to lower adjusted EBITDA of $18.6 million and higher depreciation and amortization expense of $0.1 million.

Q2 2014 vs. Q2 2013

Operating earnings increased by $8.1 million due to higher adjusted EBITDA of $7.7 million and lower depreciation and amortization expense of $0.4 million.

2014 YTD vs. 2013 YTD

Operating earnings increased by $24.1 million due to higher adjusted EBITDA of $22.2 million and lower depreciation and amortization expense of $1.9 million.

Net Earnings (Loss) Attributable to the Company

Q2 2014 vs. Q1 2014

Net earnings attributable to the company decreased by $2.5 million primarily due to lower after-tax operating earnings of $18.7 million and a net loss after tax on the settlement of debt of $1.9 million compared to an after-tax gain of $0.9 million in the prior quarter. This was partially offset by an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $8.9 million compared to an after-tax loss of $11.2 million in the prior quarter.

Q2 2014 vs. Q2 2013

Net earnings attributable to the company increased by $21.7 million primarily due to higher after-tax operating earnings of $8.1 million and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $8.9 million compared to an after-tax loss of $9.6 million in Q2 2013, partially offset by an after-tax loss on the settlement of debt of $1.9 million, and an after-tax gain on the sale of the Elk Falls site of $2.1 million in Q2 2013.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	12

2014 YTD vs. 2013 YTD

Net earnings attributable to the company increased by $27.7 million primarily due to higher after-tax operating earnings of $24.1 million, reduced after-tax interest expense of $2.2 million, and lower after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $13.2 million, partially offset by after-tax gains in 2013 on the sale of the Snowflake mill of $4.1 million, our interest in Powell River Energy of $5.3 million, and the Elk Falls site of $2.1 million.

2.	SEGMENTED RESULTS

SPECIALTY PRINTING PAPERS

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$158.2	$161.1	$(2.9)	$311.7	$310.7	$1.0
Operating earnings (loss)	(8.2)	(10.7)	2.5	(10.9)	(13.6)	2.7
Depreciation and amortization	9.0	9.9	(0.9)	17.6	20.5	(2.9)
Adjusted EBITDA [1]	0.8	(0.8)	1.6	6.7	6.9	(0.2)
– before restructuring costs [1]	0.8	(0.8)	1.6	6.7	6.9	(0.2)
Adjusted EBITDA margin [1]	0.5%	(0.5%)	1.0%	2.1%	2.2%	(0.1%)
– before restructuring costs [1]	0.5%	(0.5%)	1.0%	2.1%	2.2%	(0.1%)
(In thousands of tonnes)
Sales	184.9	195.8	(10.9)	360.8	375.8	(15.0)
Production	192.6	195.1	(2.5)	370.4	380.4	(10.0)
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2014.

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Segment Overview

North American demand for coated mechanical decreased by 8.5% from the second quarter of 2013 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. Demand for uncoated mechanical increased by 3.9% from Q2 2013. Uncoated mechanical demand was buoyed by increased demand for high-gloss grades as customers sought lower cost alternatives to coated mechanical. Inventory levels for coated and uncoated paper rose higher in the quarter. The average benchmark prices for lightweight coated decreased 1.2% to US$800 per short ton, and for soft-calendered A grade (SC-A) decreased 2.9% to US$780 per short ton compared to the previous quarter.

North American directory demand fell 20.0% in Q2 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q2 directory benchmark price remained flat at US$730 per short ton compared to the previous quarter. Operating rates for directory paper remain strong despite declining demand due to continued capacity reduction in the directory marketplace.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2014 vs. Q2 2013

•	Sales volume decreased by 10,900 tonnes reflecting lower sales volumes for directory and lightweight coated, partially offset by higher sales volumes for uncoated mechanical.
•	Average sales revenue increased $33 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices for all specialty paper grades.
•	Average delivered cash costs increased $25 per tonne due to increased cost of fibre, kraft, fillers, chemicals, electric power and distribution cost. Fibre costs increased due to higher pulp pricing, the strong US dollar drove the cost of fillers, chemicals and distribution higher, and electric power costs reflect a 9% hydroelectricity rate increase effective April 1, 2014.
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2014 YTD vs. 2013 YTD

•	Sales volume decreased by 15,000 tonnes due to lower sales volumes for directory and lightweight coated, partially offset by higher sales volumes for uncoated mechanical.
•	Average sales revenue increased $37 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices for all specialty paper grades.
•	Average delivered cash costs increased $38 per tonne due primarily to higher distribution, fibre, kraft, chemicals and power costs, partially offset by lower maintenance spending primarily due to the timing of maintenance outages.

Newsprint

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$63.4	$49.4	$14.0	$117.8	$96.0	$21.8
Operating earnings (loss)	1.0	1.9	(0.9)	4.8	2.6	2.2
Depreciation and amortization	1.4	1.2	0.2	3.1	2.6	0.5
Adjusted EBITDA [1]	2.4	3.1	(0.7)	7.9	5.2	2.7
– before restructuring costs [1]	2.4	3.2	(0.8)	7.9	5.3	2.6
Adjusted EBITDA margin [1]	3.8%	6.3%	(2.5%)	6.7%	5.4%	1.3%
– before restructuring costs [1]	3.8%	6.5%	(2.7%)	6.7%	5.5%	1.2%
(In thousands of tonnes)
Sales	93.2	72.6	20.6	170.8	141.9	28.9
Production	81.6	68.9	12.7	172.2	140.4	31.8
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2014.

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Segment Overview

Total North American demand for newsprint was down 6.4% in Q2 year-over-year in part due to lower newspaper print advertising and declining circulation. Inventory levels were higher than the previous quarter and the average Q2 North American newsprint benchmark price remained flat at US$605 per tonne compared to Q1 2014.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Although C1 remains indefinitely curtailed, it is not included in our 2014 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2014 vs. Q2 2013

•	Sales volume increased by 20,600 tonnes due to increased newsprint production which partly offset lower directory production, and the sale of excess paper inventory in the quarter with the resolution of the extended container truck driver strike at Port Metro Vancouver.
•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar, offset by lower average transaction prices in the quarter.
•	Average delivered cash costs increased $18 per tonne due primarily to increased distribution, fibre, starch, chemicals, and electric power costs, partly offset by increased production in the quarter.
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2014 YTD vs. 2013 YTD

•	Sales volume increased by 28,900 tonnes primarily due to increased newsprint production which partly offset lower directory production.
•	Average sales revenue increased $14 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.
•	Average delivered cash costs increased $3 per tonne due primarily to higher distribution, fibre, and electric power costs, partly offset by increased production.

Pulp

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$61.9	$52.9	$9.0	$127.9	$103.8	$24.1
Operating earnings (loss)	3.3	(3.2)	6.5	17.0	(2.2)	19.2
Depreciation and amortization	0.6	0.3	0.3	1.2	0.7	0.5
Adjusted EBITDA [1]	3.9	(2.9)	6.8	18.2	(1.5)	19.7
– before restructuring costs [1]	3.9	(2.9)	6.8	18.2	(1.5)	19.7
Adjusted EBITDA margin [1]	6.3%	(5.5%)	11.8%	14.2%	(1.4%)	15.6%
– before restructuring costs [1]	6.3%	(5.5%)	11.8%	14.2%	(1.4%)	15.6%
(In thousands of tonnes)
Sales	78.4	78.2	0.2	160.6	158.5	2.1
Production	75.5	74.5	1.0	159.9	154.0	5.9
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2014.

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Segment Overview

Global NBSK demand remained flat compared to the second quarter in 2013. The average NBSK benchmark pulp price for China decreased 3.1% to US$730 per tonne due to short-term destocking in the quarter.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2014 vs. Q2 2013

•	Sales volume remained flat compared to the same quarter last year.
•	Average sales revenue increased $112 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.
•	Average delivered cash costs increased by $25 per tonne due to increased fibre and chemical costs and higher fossil fuel usage in the quarter.

2014 YTD vs. 2013 YTD

•	Sales volume increased by 2,100 tonnes compared to the prior year.
•	Average sales revenue increased by $141 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.
•	Average delivered cash costs increased by $18 per tonne due to higher fibre and steam fuel costs, partly offset by increased production.
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3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	Change	2014	2013	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$(5.7)	$(8.5)	$2.8	$10.7	$(10.7)	$21.4
Changes in non-cash working capital	8.8	11.5	(2.7)	16.1	12.5	3.6
Cash flows provided (used) by:
Operations	3.1	3.0	0.1	26.8	1.8	25.0
Investing activities	17.6	19.7	(2.1)	(8.2)	36.1	(44.3)
Financing activities	(22.4)	(20.8)	(1.6)	(22.5)	(40.4)	17.9
Capital spending	(4.7)	(8.5)	3.8	(7.8)	(14.4)	6.6
Depreciation and amortization	11.0	11.4	(0.4)	21.9	23.8	(1.9)
Capital spending as % of depreciation and amortization	43%	75%	(32%)	36%	61%	(25%)
Net debt to net capitalization at June 30[1]	99%	78%	21%	99%	78%	21%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 32 to 33 of our 2013 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities increased by $0.1 million in Q2 from the same quarter in the previous year, primarily due to an increase in adjusted EBITDA of $7.7 million and a reduction in cash interest expense of $0.5 million, offset by an increase in the cash impact of employee future benefits of $1.3 million, an unfavourable exchange rate impact on our foreign currency denominated working capital balances of $2.3 million compared to a favourable impact of $2.2 million in Q2 2013, and the favourable change in non-cash working capital being $2.7 million lower in the current quarter than Q2 2013.

Investing Activities

Cash provided by investing activities decreased by $2.1 million largely due to a decrease in proceeds from the sale of non-core assets of $8.2 million, partially offset by a reduction in capital additions of $3.8 million, and a decrease in restricted cash of $22.5 million compared to $20.1 million in Q2 2013.

Financing Activities

Cash used by financing activities in Q2 was $22.4 million compared to $20.8 million in the same quarter last year. Cash used in the current quarter included repurchase of 2017 Notes for $5.0 million, redemption of the remaining Floating Rate Notes for $21.8 million and quarterly repayment of the Term Loan for $0.5 million, partially offset by a net draw on the ABL Facility of $6.5 million. Cash used in Q2 2013 included net repayment on the ABL Facility of $4.7 million and partial redemption of the Floating Rate Notes for $15.8 million.

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Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

	2014		2013
(In millions of Canadian dollars)	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base	$141.3 [1]	$148.2	$140.4	$145.8	$138.7	$133.5
Letters of credit	(18.5)	(18.6)	(19.3)	(19.8)	(19.8)	(22.1)
Amount drawn, net	(7.8)	(1.3)	(10.6)	(11.8)	—	(4.7)
Availability [2]	115.0	128.3	110.5	114.2	118.9	106.7
Cash on hand	8.2	9.9	12.1	13.8	16.0	14.1
Restricted cash	—	22.5	—	—	—	20.0
Total liquidity	$123.2	$160.7	$122.6	$128.0	$134.9	$140.8
1	Borrowing base is reduced by reserves of $1.3 million for pension, $1.9 million for creditor insurance deductibles, $2.0 million for landlord waivers, $1.6 million for employee source deductions, and $0.3 million related to WorkSafeBC.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and six months ended June 30, 2014 in note 11, Long-term debt.

Our total liquidity decreased by $11.7 million from the same quarter last year primarily due to the redemption of the Floating Rate Notes, repurchase of 2017 Notes, and the impact of the extended maintenance shut on Crofton’s recovery boiler and kamyr digester. Liquidity decreased by $37.5 million compared to the previous quarter due to a lower borrowing base, the debt redemption and buyback, the impact of the maintenance shut, and an interest payment on May 1. The borrowing base declined primarily due to a reduction in accounts receivable.

At July 29, 2014, the company had 14,527,571 common shares issued and outstanding. Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 26, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2013.

At June 30, 2014 the company had foreign currency options and forward contracts with a notional principal of US$45.0 million with major financial institutions. At June 30, 2014 period-end exchange rates, these instruments were reported at their fair value of $0.8 million. At June 30, 2014, commodity swap agreements with a negligible fair value were outstanding to fix the sales price of 3,500 metric tonnes of NBSK pulp within the next seven months.

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The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2014		2013
	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.917	0.906	0.953	0.963	0.977	0.992
Average effective rate included in adjusted EBITDA	0.917	0.906	0.953	0.963	0.977	0.992
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]	(0.003)	(0.001)	—	—	—	—
Foreign exchange (gain)/loss, on working capital balances, included in other expenses [2]	(0.010)	(0.005)	(0.011)	—	(0.011)	(0.005)
Average effective rate in net earnings/(loss) before income taxes [3]	0.924	0.900	0.942	0.963	0.966	0.987
(In millions of Canadian dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$0.6	$0.2	$—	$—	$—	$—
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	(2.3)	1.2	2.5	—	2.2	0.8
3 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense
4.	CONTINGENT LIABILITIES

We are not aware of any significant contingent liabilities outstanding as of July 29, 2014.

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5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2014:

	2014		2013				2012
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales [2]	$283.5	$273.9	$272.1	$268.8	$263.4	$247.1	$260.5	$265.7
Adjusted EBITDA [1,2]	7.1	25.7	19.1	16.4	(0.6)	11.2	7.2	13.8
Net earnings (loss) attributable to the company	(6.3)	(3.8)	(95.0)	5.2	(28.0)	(9.8)	(35.2)	655.7
Net earnings (loss) per share attributable to the company’s common shareholders
– basic and diluted from continuing operations	$(0.43)	$(0.26)	$(6.55)	$0.36	$(1.93)	$(0.89)	$(1.55)	$1.73
– basic and diluted from discontinued operations	—	—	—	—	—	0.21	(0.89)	(0.01)
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and six months ended June 30, 2014

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q2 2014 results compared to Q1 2014.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; unusual non-recurring items; and certain income tax adjustments.

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ADjusted EBITDA and adjusted EBITDA before restructuring costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2014			2013
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(10.1)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Net earnings (loss) attributable to non-controlling interest	—	—	—	0.3	—	—	—	0.3
Net earnings (loss)	(10.1)	(6.3)	(3.8)	(127.3)	(95.0)	5.2	(28.0)	(9.5)
Depreciation and amortization [1]	21.9	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Impairment	—	—	—	86.9	86.9	—	—	—
Foreign exchange (gain) loss on long-term debt [1]	2.3	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Other (income) expense [1]	1.1	3.2	(2.1)	(14.9)	(3.0)	(2.8)	(2.3)	(6.8)
Interest expense, net [1]	17.6	8.1	9.5	37.4	9.1	8.5	8.7	11.1
Income tax expense (recovery) [1]	—	—	—	0.1	—	0.1	—	—
Reorganization items, net [1]	—	—	—	1.2	—	—	—	1.2
Earnings from discontinued operations, net of tax	—	—	—	(3.1)	—	—	—	(3.1)
Adjusted EBITDA	32.8	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
Restructuring costs
Specialty printing papers	—	—	—	0.6	0.6	—	—	—
Newsprint	—	—	—	0.4	0.3	—	0.1	—
Pulp	—	—	—	0.2	0.2	—	—	—
Total restructuring costs	—	—	—	1.2	1.1	—	0.1	—
Adjusted EBITDA before restructuring costs	$32.8	$7.1	$25.7	$47.3	$20.2	$16.4	$(0.5)	$11.2

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and six months ended June 30, 2014.
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Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2014			2013
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(10.1)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Specific items:
Foreign exchange loss (gain) on long-term debt	2.3	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Settlement gain on special pension portability election	—	—	—	(2.6)	—	(2.6)	—	—
Impairment and other closure costs [1]	—	—	—	87.1	86.9	—	—	0.2
Restructuring costs [1]	—	—	—	1.6	1.1	—	0.1	0.4
Reorganization items, net	—	—	—	1.1	—	—	—	1.1
Loss (gain) on settlement of debt	1.0	1.9	(0.9)	2.3	—	—	2.3	—
Net gain on sale of non-core assets	(0.3)	(0.3)	—	(12.2)	(0.7)	—	(2.1)	(9.4)
Net earnings (loss) attributable to the company before specific items	$(7.1)	$(13.6)	$6.5	$(31.5)	$1.7	$(3.5)	$(18.1)	$(11.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(0.70)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
Before specific items	(0.49)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)
1	Included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and six months ended June 30, 2014.
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Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2014			2013
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$26.8	$3.1	$23.7	$(7.5)	$3.7	$(13.0)	$3.0	$(1.2)
Cash provided (used) by investing activities	(8.2)	17.6	(25.8)	31.4	(4.0)	(0.7)	19.7	16.4
Proceeds from the sale of property, plant and equipment and other assets	(0.4)	(0.4)	—	(52.2)	(0.3)	(5.0)	(8.6)	(38.3)
Other investing activities	0.8	0.6	0.2	0.5	0.6	0.6	0.5	(1.2)
Non-cash working capital changes except change in taxes and interest	(16.7)	(16.8)	0.1	8.6	1.3	26.1	(18.6)	(0.2)
Other	0.7	(12.7)	13.4	(2.2)	4.6	(7.2)	(15.3)	15.7
Free cash flow	$3.0	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)

Management’s Calculation of Free Cash Flow:

	2014			2013
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$32.8	$7.1	$25.7	$46.1	$19.1	$16.4	$(0.6)	$11.2
Interest expense, excluding amortization	(16.8)	(7.7)	(9.1)	(35.5)	(8.7)	(8.0)	(8.2)	(10.6)
Capital expenditures	(7.8)	(4.7)	(3.1)	(23.4)	(3.7)	(5.3)	(8.5)	(5.9)
Reorganization costs	—	—	—	(0.6)	—	—	—	(0.6)
Employee future benefits, expense under cash contributions [1]	(5.2)	(3.3)	(1.9)	(7.0)	(0.8)	(2.3)	(2.0)	(1.9)
Net operating cash flow from discontinued operations	—	—	—	(1.0)	—	—	—	(1.0)
Free cash flow	$3.0	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.
7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 40 to 44 of the company's 2013 Annual Report.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	25

8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the FASB that impacted our consolidated financial statements in Q2 2014.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found in our 2013 Annual Report and our Q1 2014 Management Discussion & Analysis.

The following update to risks and uncertainties under the heading “We are subject to significant environmental regulation” in our 2013 Annual Report is noted below:

We are subject to significant environmental regulation

Pulp and paper mills use significant amounts of water in their manufacturing operations. Our Crofton mill is reliant on the company’s water storage infrastructure at Lake Cowichan. Record low levels of winter snow pack and a dry spring have resulted in unusually low lake levels causing concern of potential water shortage during the balance of the summer. In the event of a critical water shortage Crofton production may be impacted. Management is actively working to reduce mill water consumption and is exploring mitigating plans with local politicians.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	26

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on pages 52 to 53 of our 2013 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.41
Newsprint	3	3	0.17
Pulp	3	3	0.17
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	8	6	0.41
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	8	6	0.41
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	3	0.17
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.41
1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q2 2014 and foreign exchange rate of US$0.92.
4	Based on Q2 2014 annualized net cash flows and a movement to US$0.93 from US$0.92 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q2 2014 annualized consumption levels and an exchange rate of US$0.92.
12.	OUTLOOK

Economy

Economic growth expected to continue for the United States for the balance of 2014. Continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2014 with the continued migration to electronic media. We expect the decline in demand for coated and uncoated mechanical to continue for the remainder of the year with reductions in coated papers being more pronounced. Low operating rates and rising inventory levels will result in a very competitive pricing environment. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.

While newsprint demand is expected to contract further due to declining circulation, page count reductions and other conservation measures by publishers, the North American market is expected to remain stable due to pending newsprint machine conversions.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	27

For NBSK pulp, global inventories are very low with producer inventories declining to 25 days. Low inventory levels may put upward pressure on future pulp pricing. However, China’s seasonally low demand and tight monetary policy are expected to negatively impact the softwood pulp market. We therefore expect that softwood pulp will continue to trade in a narrow range for the balance of the year.

Operations

Third quarter earnings will be impacted by planned maintenance work, including a total mill outage at our Powell River mill and our annual maintenance outages on the power boilers at each mill, with an estimated cost of $10.1 million and a production impact of 9,800 tonnes. The related product mix impact should more than offset the increased maintenance cost compared to the second quarter, with the Powell River total mill outage impacting production of specialty paper, our lowest contribution margin product, while the production impact of the recovery boiler outage in the second quarter impacted pulp, our highest contribution margin product.

The Power Smart Program will result in improved energy efficiency and will partly mitigate the impact of energy cost rate increases. We will continue our discussions with key stakeholders on a suite of potential initiatives to further mitigate the impact of energy rate escalation.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2014:

	2014
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
TMO	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	1.7	–	0.3	–	2.0
Crofton
TMO	–	–	–	–	–	–	–	–	–	–
Pulp	–	–	10,400	6.9	–	–	7,800	6.4	18,200	13.3
Boilers	–	–	–	–	–	3.8	–	–	–	3.8
Powell
TMO	–	–	–	–	9,800	1.5	–	–	9,800	1.5
Capital	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	3.1	–	–	–	3.1
Total	–	–	10,400	6.9	9,800	10.1	7,800	6.7	28,000	23.7

The Crofton No. 1 machine will continue to be indefinitely curtailed in 2014.

Capital spending is expected to be approximately $20 million in 2014.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q3 other than for our operations, working capital fluctuations, pension funding contributions, the annual property insurance payment, and the payment of annual property taxes of $12.1 million in July.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 55 of our 2013 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2013.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	28

We did not make any significant changes in internal controls over financial reporting during the most recent three and six month period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	29

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETs

	June 30,	December 31,
(Unaudited and in millions of Canadian dollars)	2014	2013

Assets
Current assets
Cash and cash equivalents	$8.2	$12.1
Accounts receivable (note 5)	111.7	116.5
Inventories (note 6)	146.0	140.2
Prepaids and other (note 7)	5.2	4.5
Assets held for sale (note 4)	5.6	5.7
	276.7	279.0
Property, plant and equipment (note 8)	398.0	412.2
Other assets (note 9)	8.6	8.9
	$683.3	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$137.5	$119.7
Current portion of long-term debt (note 11)	2.4	2.0
	139.9	121.7
Long-term debt (note 11)	281.6	301.8
Employee future benefits (note 12)	249.8	254.9
Other long-term obligations	9.3	8.8
	680.6	687.2
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2013 - 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	-	-
Deficit	(172.9)	(162.8)
Accumulated other comprehensive income	30.7	30.8
	2.7	12.9
	$683.3	$700.1

Gain contingencies (note 18)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

On behalf of the Board:
SIGNATURE	SIGNATURE
Joe Nemeth	Walter Jones
Director	Director

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	1

CONSOLIDATED STATEMENTS OF LOSS

	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2014	2013	2014	2013
Sales	$283.5	$263.4	$557.4	$510.5
Operating expenses
Cost of sales, excluding depreciation and amortization	268.5	254.8	508.6	482.4
Depreciation and amortization	11.0	11.4	21.9	23.8
Selling, general and administrative	7.9	9.1	16.0	17.4
Restructuring	-	0.1	-	0.1
	287.4	275.4	546.5	523.7
Operating earnings (loss)	(3.9)	(12.0)	10.9	(13.2)
Interest expense, net	(8.1)	(8.7)	(17.6)	(19.8)
Foreign exchange gain (loss) on long-term debt	8.9	(9.6)	(2.3)	(15.5)
Other income (expense), net (note 14)	(3.2)	2.3	(1.1)	9.1
Loss before reorganization items and income taxes	(6.3)	(28.0)	(10.1)	(39.4)
Reorganization items, net	-	-	-	(1.2)
Loss before income taxes	(6.3)	(28.0)	(10.1)	(40.6)
Income tax expense (recovery) (note 15)	-	-	-	-
Loss from continuing operations	(6.3)	(28.0)	(10.1)	(40.6)
Earnings from discontinued operations, net of tax (note 4)	-	-	-	3.1
Net loss	(6.3)	(28.0)	(10.1)	(37.5)
Net earnings attributable to non-controlling interest	-	-	-	(0.3)
Net loss attributable to the company	$(6.3)	$(28.0)	$(10.1)	$(37.8)
Basic and diluted net loss per share from continuing operations attributable to the company’s common shareholders (in dollars)	$(0.43)	$(1.93)	$(0.70)	$(2.82)
Basic and diluted net earnings per share from discontinued operations attributable to the company’s common shareholders (in dollars)	0.00	0.00	0.00	0.21
Weighted average number of company common shares outstanding (in millions)	14.5	14.5	14.5	14.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended June 30,			Six months ended June 30,
(Unaudited and in millions of Canadian dollars)	2014	2013	2014	2013
Net loss	$(6.3)	$(28.0)	$(10.1)	$(37.5)
Other comprehensive loss, net of tax (expense) recovery:
Reclassification of amortization of employee future benefits
Gross amount	-	-	(0.1)	-
Tax (expense) recovery	-	-	-	-
Net amount	-	-	(0.1)	-
Other comprehensive loss from continuing operations, net of tax	-	-	(0.1)	-
Total comprehensive loss	(6.3)	(28.0)	(10.2)	(37.5)
Comprehensive income attributable to non-controlling interest:
Net income	-	-	-	(0.3)
Comprehensive loss attributable to the company	$(6.3)	$(28.0)	$(10.2)	$(37.8)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	3

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to the company
	Common stock
(Unaudited and in millions of Canadian dollars)	Number of shares	$	Deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance as at December 31, 2012	14,527,571	$144.9	$(35.2)	$6.6	$6.3	$122.6
Net loss	-	-	(127.6)	-	0.3	(127.3)
De-recognition of non-controlling interest	-	-	-	-	(6.6)	(6.6)
Other comprehensive income, net of tax	-	-	-	24.2	-	24.2
Balance as at December 31, 2013	14,527,571	$144.9	$(162.8)	$30.8	$-	$12.9
Net loss	-	-	(10.1)	-	-	(10.1)
Other comprehensive loss, net of tax	-	-	-	(0.1)	-	(0.1)
Balance as at June 30, 2014	14,527,571	$144.9	$(172.9)	$30.7	$-	$2.7

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	4

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of Canadian dollars)	2014	2013	2014	2013
Cash flows provided (used) by:
Operations
Net loss	$(6.3)	$(28.0)	$(10.1)	$(37.5)
Items not requiring (providing) cash
Depreciation and amortization	11.0	11.4	21.9	23.8
Foreign exchange loss (gain) on long-term debt	(8.9)	9.6	2.3	15.5
Non-cash reorganization items	-	-	-	0.5
Employee future benefits, expense under cash contributions	(3.3)	(2.0)	(5.2)	(3.9)
Loss (gain) on disposal of property, plant and equipment	0.1	-	0.1	(0.7)
Gain on disposal of non-core assets [1]	(0.3)	(2.1)	(0.3)	(11.5)
Increase in other long-term obligations	-	-	0.5	-
Loss on settlement of long term debt	1.8	2.2	0.9	2.2
Other	0.2	0.4	0.6	0.9
Changes in non-cash working capital
Accounts receivable	6.8	(0.4)	4.7	0.2
Inventories	0.9	(0.5)	(5.7)	(6.9)
Prepaids and other	(1.0)	0.4	(0.7)	2.5
Accounts payable and accrued liabilities	2.1	12.0	17.8	16.7
Cash flows provided by operating activities	3.1	3.0	26.8	1.8
Investing
Additions to property, plant and equipment	(4.7)	(8.5)	(7.8)	(14.4)
Proceeds from sale of property, plant and equipment	-	-	-	0.8
Proceeds from sale of non-core assets [1]	0.4	8.6	0.4	46.1
Decrease in restricted cash (note 11)	22.5	20.1	-	2.9
Decrease (increase) in other assets	(0.6)	(0.5)	(0.8)	0.7
Cash flows provided (used) by investing activities	17.6	19.7	(8.2)	36.1
Financing
Increase (decrease) in revolving loan	6.5	(4.7)	(2.8)	(24.0)
Proceeds from (repayment of) secured term loan	(0.5)	-	19.5	-
Redemption of Floating Rate Notes	(21.8)	-	(21.8)	-
Purchase of senior secured notes	(5.0)	-	(14.5)	-
Purchase of Floating Rate Notes	-	(15.8)	-	(15.8)
Deferred financing costs (note 11)	(0.1)	-	(1.1)	-
Decrease in other long-term debt	(1.5)	(0.3)	(1.8)	(0.6)
Cash flows used by financing activities	(22.4)	(20.8)	(22.5)	(40.4)
Cash and cash equivalents, increase (decrease) in the period	(1.7)	1.9	(3.9)	(2.5)
Cash and cash equivalents, beginning of the period	9.9	14.1	12.1	18.5 [2]
Cash and cash equivalents, end of the period	$8.2	$16.0	$8.2	$16.0
Supplemental disclosures:
Income taxes paid	$-	$-	$-	$-
Net interest paid	7.8	8.2	16.9	18.8

[1]	Non-core assets disposed of during the six months ended June 30, 2014 include Poplars land. Non-core assets disposed of during the six months ended June 30, 2013 included the Elk Falls site, the Snowflake mill and the company’s interest in Powell River Energy Inc.

[2]	Cash and cash equivalents on December 31, 2012 included $1.9 million recognized in assets held for sale.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	5

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended June 30, 2014	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$158.2	$63.4	$61.9	$-	$283.5
Inter-segment sales	-	-	7.9	(7.9)	-
Depreciation and amortization	9.0	1.4	0.6	-	11.0
Operating earnings (loss)	(8.2)	1.0	3.3	-	(3.9)
Additions to property, plant and equipment	2.3	0.4	2.0	-	4.7

Three months ended June 30, 2013	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$161.1	$49.4	$52.9	$-	$263.4
Inter-segment sales	-	-	5.7	(5.7)	-
Depreciation and amortization	9.9	1.2	0.3	-	11.4
Operating earnings (loss)	(10.7)	1.9	(3.2)	-	(12.0)
Additions to property, plant and equipment	4.7	0.5	3.3	-	8.5

Six months ended June 30, 2014	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$311.7	$117.8	$127.9	$-	$557.4
Inter-segment sales	-	-	15.9	(15.9)	-
Depreciation and amortization	17.6	3.1	1.2	-	21.9
Operating earnings (loss)	(10.9)	4.8	17.0	-	10.9
Additions to property, plant and equipment	4.3	1.0	2.5	-	7.8

Six months ended June 30, 2013	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$310.7	$96.0	$103.8	$-	$510.5
Inter-segment sales	-	-	11.7	(11.7)	-
Depreciation and amortization	20.5	2.6	0.7	-	23.8
Operating earnings (loss)	(13.6)	2.6	(2.2)	-	(13.2)
Additions to property, plant and equipment	8.8	1.0	4.6	-	14.4

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	6

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	7

1. Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships (collectively, the company). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2013 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

2. Segmented Information

The company is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments:

Specialty printing papers	- Manufacture and sale of mechanical specialty printing papers
Newsprint	- Manufacture and sale of newsprint
Pulp	- Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK) pulp

The company owns and operates three manufacturing facilities in the province of British Columbia (B.C.), Canada.

The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

3. Significant Accounting Policies

Recently implemented accounting changes

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted our consolidated financial statements in Q2 2014.

Changes in future accounting standards

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Other assets held for sale

The company expects to settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheet as of June 30, 2014.

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	8

A summary of major classes of assets classified as held for sale is as follows:

	June 30, 2014	December 31, 2013
Property, plant and equipment	$2.8	$2.9
Other assets	2.8	2.8
Assets held for sale	$5.6	$5.7

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported in the consolidated statements of loss as a discontinued operation.

5. ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	June 30, 2014	December 31, 2013
Trade receivables	$107.2	$106.4
Less: allowance for doubtful accounts	(1.8)	(1.8)
	105.4	104.6
Sales taxes receivable	2.7	5.0
Other receivables	3.6	6.9
	$111.7	$116.5

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

6. Inventories

The components of inventories were as follows:

	June 30, 2014	December 31, 2013
Finished goods
Specialty printing papers	$37.5	$29.7
Newsprint	12.2	10.6
Pulp	0.9	1.3
Total finished goods	50.6	41.6
Work-in-progress	0.9	1.0
Raw materials - wood chips, pulp logs and other	18.9	23.3
Operating and maintenance supplies and spare parts	75.6	74.3
	$146.0	$140.2

CATALYST PAPER 2014 SECOND QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	9

At June 30, 2014, the company had applied write-downs of $1.1 million to finished goods inventory (December 31, 2013 - $nil) and $0.3 million to raw materials inventory (December 31, 2013 - $nil).

Inventories are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

7. Prepaids and other

The components of prepaids and other were as follows:

	June 30, 2014	December 31, 2013
Property taxes, insurance and licenses	$2.4	$3.5
Other	2.8	1.0
	$5.2	$4.5

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

8. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	June 30, 2014	December 31, 2013
Cost	$505.9	$498.7
Accumulated depreciation, amortization and impairment	107.9	86.5
Net book value	$398.0	$412.2

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

9. Other assets

The components of other assets were as follows:

	June 30, 2014	December 31, 2013
Deferred financing costs	$3.7	$4.9
Deferred charges and other	4.8	3.9
Accrued benefit asset - pension plan (note 12)	0.1	0.1
	$8.6	$8.9

Other assets are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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10. Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	June 30, 2014	December 31, 2013
Trade payables	$73.1	$59.5
Accrued payroll and related liabilities	34.1	34.5
Accrued interest	4.8	5.4
Accrued benefit obligation - pension plan (note 12)	8.2	8.2
Accrued benefit obligation - other employee future benefit plans (note 12)	6.1	6.1
Restructuring (note 13)	-	0.7
Property taxes	5.9	-
Payables related to capital projects	1.6	1.8
Other	3.7	3.5
	$137.5	$119.7

11. Long-term debt

	June 30, 2014	December 31, 2013
Term loan, due July 2017	$19.5	$-
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 - US$250.0 million)	251.4	265.9
Floating rate senior secured notes, due September 2016 (December 31, 2013 - US$19.4 million )	-	20.2
	270.9	286.1
Revolving asset based loan facility of up to $175.0 million due July 2017	7.8	10.6
Capital lease obligations	5.3	7.1
Total debt	284.0	303.8
Less: current portion	(2.4)	(2.0)
Total long-term debt	$281.6	$301.8

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the PIK Toggle Senior Secured Notes due 2017 (2017 Notes).

On the effective settlement date of April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

On March 27, 2014, the company purchased US$9.5 million of its 2017 Notes for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt.

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On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 1.9:1.0 at June 30, 2014 (December 31, 2013 - 1.0:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $52.6 million as at June 30, 2014 (December 31, 2013 - negative $45.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at June 30, 2014, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.0 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.3 million, a reserve for credit insurance deductibles of $1.9 million, a reserve of $1.6 million for employee source deductions, and a reserve for workers compensation of $0.3 million. On June 30, 2014 the company had $115.0 million available under the ABL Facility after deducting outstanding drawings of $7.8 million and outstanding letters of credit of $18.5 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on June 30, 2014.

The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	June 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$284.0	$268.2	303.8	212.5

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

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12. EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of changes to pension and other benefit plans can be found on pages 87 to 96 of the company’s 2013 Annual Report.

For the three and six months ended June 30, 2014, the company incurred total post-retirement benefit costs of $5.7 million and $11.0 million, respectively (three and six months ended June 30, 2013 - $5.3 million and $10.3 million).

For the three and six months ended June 30, 2014, the company contributed $9.0 million and $16.3 million, respectively (three and six months ended June 30, 2013 - $7.5 million and $14.4 million) for employee future benefits which included cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended June 30,		Six months ended June 30,
Pension benefit plans	2014	2013	2014	2013
Defined benefit plan
Service cost for the period	$0.3	$0.3	$0.6	$0.5
Interest cost	3.4	3.7	6.8	7.5
Expected return on assets	(3.1)	(3.6)	(6.2)	(7.3)
Amortization of unrecognized items:
Actuarial losses	(0.1)	-	(0.2)	-
	0.5	0.4	1.0	0.7
Defined contribution plan
Service cost for the period	0.6	0.6	1.2	1.3
Multi-employer industry-wide pension plan service cost for the period	2.5	2.4	4.6	4.5
Net periodic benefit cost for pension benefit plans	$3.6	$3.4	$6.8	$6.5

	Three months ended June 30,		Six months ended June 30,
Other post-retirement benefit plans	2014	2013	2014	2013
Service cost for the period	$0.4	$0.4	$0.8	$0.9
Interest cost	1.7	1.5	3.4	2.9
Net periodic benefit cost for other benefit plans	$2.1	$1.9	$4.2	$3.8

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13. Restructuring

The following table provides the activity in the restructuring liability:

	As at June 30, 2014	As at December 31, 2013
Balance, beginning of period	$0.7	$0.9
Expensed in period	-	1.6
Disbursements	(0.7)	(1.8)
Balance, end of period	$-	$0.7
Classification:
Accounts payable and accrued liabilities (note 10)	$-	$0.7

The following table provides restructuring liability by year of initiative:

	June 30, 2014	December 31, 2013
2011 and prior initiatives	$-	$0.1
2013 initiatives	-	0.6
	$-	$0.7

During the three and six months ended June 30, 2014, the company paid $0.1 million and $0.7 million, respectively, related to severance incurred in respect of its initiatives.

14. Other INCOME (EXPENSE), Net

The components of other income (expense), net were as follows:

	Three months ended June 30,			Six months ended June 30,
	2014	2013		2014	2013
Gain on purchase of senior secured notes	$0.5	$	‒	$1.4	$	‒
Loss on purchase of Floating Rate Notes	‒		(2.3)	‒		(2.3)
Loss on redemption of Floating Rate Notes	(2.4)		‒	(2.4)		‒
Gain on derivative financial instruments	0.9		‒	0.8		‒
Foreign exchange gain (loss) on working capital balances	(2.3)		2.2	(1.1)		3.0
Gain (loss) on disposal of property, plant and equipment	(0.1)		‒	(0.1)		0.7
Gain on disposal of non-core assets	0.3		2.1	0.3		7.4
Other	(0.1)		0.3	‒		0.3
	$(3.2)		$2.3	$(1.1)		$9.1

15. INCOME TAXES

As at June 30, 2014, the company has a valuation allowance on its deferred tax assets of $248.1 million (December 31, 2013 - $245.9 million). The effective rate for the quarter ended June 30, 2014 was nil%. The effective rate is less than the statutory rate primarily due to non-recognition of the tax benefit of the losses for the quarter. A description of the company’s income taxes can be found on pages 97 to 100 of the company’s 2013 Annual Report.

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16. Fair value measurement

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	June 30, 2014	Fair value hierarchy	Balance sheet classification
Assets
Currency contracts	$0.8	2 (1)	Prepaids and other

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long term debt and level within the fair value hierarchy is disclosed in note 11.

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

17. Financial instruments

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on page 104 to 106 of the company’s 2013 Annual Report.

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The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses. Aging of receivables were as follows:

	June 30, 2014	December 31, 2013
Trade receivables
Current	$90.6	$96.3
Past due 1-30 days	9.1	7.5
Past due 31-90 days	3.4	1.2
Past due over 90 days	4.1	1.4
	107.2	106.4
Allowance for doubtful accounts	(1.8)	(1.8)
Trade receivables, net	105.4	104.6
Other receivables, including sales tax recoverables	6.3	11.9
Accounts receivable (note 5)	$111.7	$116.5

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	June 30, 2014	December 31, 2013
Balance, beginning of period	$1.8	$2.2
Decrease in provision	-	(0.4)
Balance, end of period	$1.8	$1.8
(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

Options
Purchased US$ put			Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at June 30, 2014
0 to 12 months	$45.0	0.9239	$45.0	0.8709

At period-end exchange rates, the net amount the company would receive to settle the above contracts and options is $0.8 million (December 31, 2013 - $nil). At June 30, 2014, purchased US dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At June 30, 2014, commodity swap agreements are outstanding to fix the sales price of 3,500 metric tonnes of NBSK pulp within the next seven months. These contracts are reported at their fair value which was $nil at June 30, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

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18.	GAIN CONTINGENCIES

The company is subject to a gain contingency for successfully appealing a sales tax reassessment. This contingency is not reflected in the financial results of the company as of June 30, 2014. On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. The company estimates that it will receive a sales tax refund of $5.8 million including interest. On May 15, 2014, the British Columbia Court of Appeal granted the Province of British Columbia’s application for leave to appeal the Supreme Court of British Columbia’s ruling.

19.	COMPARATIVE FIGURES

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

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